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www.dechert.com

RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

December 12, 2016

VIA EDGAR CORRESPONDENCE

John Ganley, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:          Triloma EIG Energy Income Fund

Triloma EIG Energy Income Fund – Term I

Dear Mr. Ganley:

We are writing in response to comments provided on a preliminary proxy statement, filed with the Securities and Exchange Commission (“SEC”) on November 23, 2016 on behalf of the Triloma EIG Energy Income Fund and Triloma EIG Energy Income Fund – Term I (each, a “Fund”).  The Funds have considered your comments and authorized us to make the responses and changes discussed below to the definitive proxy statement on its behalf.

On behalf of the Funds, set forth below are the SEC staff’s comments along with our responses to such comments, as requested. Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the preliminary proxy statement.

Comment 1.         Please revise the disclosure to include all information required by Item 22(c)(11) of Schedule 14A. Alternatively, please supplementally explain why such information is not required.

Response 1.          The disclosure has been revised accordingly to reflect the material factors and conclusions that formed the basis for the initial approval by the Board of Trustees of each Fund (the “Board”) of each Fund’s respective investment advisory agreement, the term of which is currently in effect and extends through June 24, 2017. We believe that the inclusion of such disclosure, together with the existing disclosure of the factors evaluated by the Board in recommending that the proposed changes in each Fund’s amended investment advisory agreements related to chief compliance officer expenses be approved by shareholders, appropriately reflect the disclosure requirements of Item 22(c)(11) of Schedule 14A.

Comment 2.         Please provide additional disclosure regarding expense payments related to the chief compliance officer under each Fund’s proposed amended administration agreement and current administration agreement, including amounts paid, calculation of fees and a comparison of expected costs. To the extent that anticipated costs exceed previous costs, please supplementally provide a pro forma fee table.

Response 2.          The disclosure has been revised accordingly. We note that the fixed compensation to the Funds’ administrator would rise by $3,000 per month under the amended administration agreements, and that because each Fund would no longer bear the cost of Foreside’s compliance services, but would pay the same costs with respect to its allocable share of the internal chief compliance officer costs, variable expenses are not expected to increase. As the expected change in fees has an expected impact of a reduction of less than one basis point on each Fund’s expenses, we respectfully submit that providing a pro forma fee table would not be meaningful to shareholders.

Comment 3.         Please supplementally explain why the cost of the shareholder meeting, including expenses related to conducting the proxy and the costs of solicitation, will be borne by the Funds.

Response 3.          The cost of the shareholder meeting, including expenses related to conducting the proxy and the costs of solicitation (which are estimated to be approximately $12,000 per Fund), will be borne the Funds, as management believes that the Funds would benefit from implementation of the amended investment advisory agreements. Specifically, absent the proposed changes, Triloma would have substantial economic difficulty continuing to furnish compliance services to the Funds, and the Funds may once again need to utilize an external compliance service provider. The costs of such external compliance service provider are, consistent with the costs associated with the Funds’ prior external service provider, expected to be greater than the costs the Fund would bear in connection with the Proposal. Further, Triloma believes that the Proposal is expected to not only yield a net economic benefit for the Funds, but also that a dedicated internal chief compliance officer and compliance system would be superior to that which could be furnished by an external service provider. Accordingly, the Adviser believes the costs associated with the shareholder meeting are appropriately borne by the Funds as the direct beneficiaries of the action to be taken by shareholders.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz